File № 82-4257



BANK VOZROZHDENIYE

7/4, Luchnikov pereulok, Moscow, Russia, 103696
phone: (095) 777-0-888
fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

« 13 » мая 2003 г.
№ 1101/2801



03024172

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SUPPL
SEC MAIL
PROCESSING
RECEIVED
MAY 27 2003
WASH. D.C.
155
SECTION

Re: Exemption № 82-4257

The message

Joint stock company Bank "Vozrozhdeniye" informs that in compliance with the resolution of the Bank's Supervising Council, the register of the persons possessing the right to participate in the General Meeting of Shareholders has been closed on May 12, 2003.

Alexander V. Dolgopolov

Deputy Chairman of the Board

dlw 7/1